**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**MAY 20, 2013**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Chelsea Therapeutics International, Ltd.**

**File No. 000-51462- CF#29537**

_____

Chelsea Therapeutics International, Ltd. (successor to Ivory Capital Corporation) submitted an application under Rule 24b-2 requesting an extension of a prior grant of confidential treatment for information Ivory Capital Corporation excluded from the Exhibits to a Form 8-K filed on February 16, 2005.

Based on representations by Chelsea Therapeutics International, Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1      through March 24, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Lilyanna L. Peyser
Special Counsel